SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of September 4, 2003

KLM ROYAL DUTCH AIRLINES

(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

SIGNATURES
TRAFFIC AND CAPACITY STATISTICS — AUGUST 2003
KLM’S 2003/04 WINTER SCHEDULE
KLM PLACES ITS OFFICE AUTOMATION WITH IBM

Sequential page No.

Signatures	3
Traffic and Capacity Statistics August 2003	4
KLM’s 2003/04 Winter Schedule	6
KLM places its office automation with IBM	8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: September 4, 2003	By /s/ R.A. Ruijter

Name: R.A. Ruijter Title: Managing Director & CFO

By /s/ J.E.C. de Groot

Name: J.E.C. de Groot Title: General Secretary a.i

03/067

TRAFFIC AND CAPACITY STATISTICS — AUGUST 2003

#   Passenger load factor increased to 85.0 percent
#   Passenger load factor on North Atlantic at 91.8 percent
#   Passenger traffic on Asia / Pacific up 2 percent
#   Cargo traffic increased by 9 percent year-on-year

Passenger Traffic

Passenger load factor in August increased by 0.8 percentage points to 85.0 percent. Passenger traffic was 1 percent below last year on 2 percent lower capacity. Business class traffic in the month was 11 percent higher than last year, with business class capacity up 5 percent.

North Atlantic load factor increased by 3.0 percentage points to 91.8 percent. Traffic was 7 percent lower than last year, while capacity was down by 10 percent. This is mainly the result of significant lower capacity on Canadian routes. Especially business class traffic on the North Atlantic strongly recovered from last year, showing double digit growth.

Traffic volumes in the Asia / Pacific route area, up 2 percent on last year, have recovered from SARS, albeit that — as communicated before — yields remain under pressure. As capacity was 1 percent higher, load factor was slightly up at 88.6 percent.

Passenger load factor on the Europe route area was 2.3 percentage points higher than last year at 79.6 percent. This is the combined result of 4 percent lower capacity and 1 percent lower traffic.

Passenger load factor on the Africa route area decreased by 4.5 percentage points to 81.6 percent.

While capacity was flat year-on-year, traffic decreased by 5 percent. This is mainly the result of steering on yields as opposed to volumes. The new destinations in Africa, Douala and Malabo, performed above expectations.

Cargo Traffic

Cargo traffic increased by 9 percent year-on-year on 7 percent higher capacity. Cargo load factor improved by 0.9 percentage points to 70.4 percent.

Traffic on the Asia Pacific routes was up 18 percent. Capacity increased by 19 percent, which is mainly the result of additional frequencies following the introduction of the new 747-400ER freighters. As a result, cargo load factor on this route area marginally decreased by 0.9 percentage points to 81.8 percent.

North Atlantic cargo traffic increased by 2 percent, while capacity was up 1 percent. Load factor increased by 0.4 percentage points to 68.9 percent.

Amstelveen, September 3, 2003

August			April - August

2003	2002	change (%)	2003	2002	change (%)

Revenue passenger km (RPK) (in millions)

Europe	959	966	(1)%	4,512	4,623	(2)%
North Atlantic	1,293	1,391	(7)%	6,113	6,315	(3)%
Central and South Atlantic	872	836	4%	3,770	3,538	7%
Asia / Pacific	1,241	1,218	2%	4,645	5,681	(18)%
Middle East / South Asia	474	468	1%	1,924	2,116	(9)%
Africa	662	699	(5)%	2,876	3,041	(5)%
Total	5,500	5,578	(1)%	23,841	25,313	(6)%

Available seat km (ASK) (in millions)

Europe	1,205	1,249	(4)%	5,841	6,011	(3)%
North Atlantic	1,409	1,567	(10)%	6,904	7,213	(4)%
Central and South Atlantic	1,083	1,044	4%	4,859	4,721	3%
Asia / Pacific	1,401	1,382	1%	6,210	6,640	(6)%
Middle East / South Asia	565	569	(1)%	2,457	2,800	(12)%
Africa	811	812	(0)%	3,746	3,750	(0)%
Total	6,473	6,623	(2)%	30,016	31,135	(4)%

Passenger load factor (%)

Europe	79.6	77.3	2.3 pts	77.3	76.9	0.4 pts
North Atlantic	91.8	88.8	3.0 pts	88.5	87.6	0.9 pts
Central and South Atlantic	80.6	80.1	0.5 pts	77.6	74.9	2.7 pts
Asia / Pacific	88.6	88.1	0.5 pts	74.8	85.5	(10.7)pts
Middle East / South Asia	83.9	82.1	1.8 pts	78.3	75.6	2.7 pts
Africa	81.6	86.1	(4.5)pts	76.8	81.1	(4.3)pts
Total	85.0	84.2	0.8 pts	79.4	81.3	(1.9)pts

Revenue freight ton-km (RFTK) (in millions)

Europe	3	5	(40)%	17	25	(33)%
North Atlantic	81	79	2%	418	398	5%
Central and South Atlantic	35	36	(2)%	177	181	(2)%
Asia / Pacific	191	162	18%	922	843	9%
Middle East / South Asia	26	25	4%	114	119	(4)%
Africa	28	28	(1)%	132	136	(3)%
Total	363	334	9%	1,780	1,702	5%

Available freight ton-km (AFTK) (in millions)

Europe	23	26	(14)%	118	127	(7)%
North Atlantic	117	116	1%	588	561	5%
Central and South Atlantic	62	65	(5)%	300	310	(3)%
Asia / Pacific	233	196	19%	1,118	1,019	10%
Middle East / South Asia	38	34	11%	173	170	2%
Africa	43	43	(1)%	200	204	(2)%
Total	515	481	7%	2,497	2,392	4%

Cargo load factor (%)

Europe	12.3	17.5	(5.2)pts	14.0	19.3	(5.3)pts
North Atlantic	68.9	68.5	0.4 pts	71.0	70.9	0.1 pts
Central and South Atlantic	56.7	54.7	2.0 pts	59.0	58.4	0.6 pts
Asia / Pacific	81.8	82.7	(0.9)pts	82.5	82.8	(0.3)pts
Middle East / South Asia	67.9	72.1	(4.2)pts	65.9	70.1	(4.2)pts
Africa	65.2	64.8	0.4 pts	66.1	66.5	(0.4)pts
Total	70.4	69.5	0.9 pts	71.3	71.2	0.1 pts

03/065

KLM’S 2003/04 WINTER SCHEDULE:
INTRODUCING THE BOEING 777 AND
MORE EFFICIENT EUROPEAN OPERATIONS

AMSTELVEEN, August 29, 2003 — KLM Royal Dutch Airlines will commence its 2003/04 winter schedule on October 26 with the introduction of the new Boeing 777-200 ER (Extended Range) aircraft type. Partly as a result of this, the roundtrip flights between Amsterdam and Cape Town will be operated nonstop.

The integration of the Dutch and British Fokker fleet operated by KLM cityhopper, will make it possible to utilize the entire European fleet operated by the KLM Group more efficiently.

In line with previous years, flight frequencies and/or capacity will be temporarily reduced somewhat during the winter months to a large number of intercontinental and European destinations.

The winter schedule commences on Sunday, October 26, 2003 and remains in force until Saturday, March 27, 2004. The start of the winter schedule also means an end to utilizing Boeing 747-300s in the KLM route network.

Intercontinental

During the course of the winter schedule a total of six of the ten Boeing 777-200ER aircraft on order will be taken up in the KLM fleet. This equipment will be utilized to service Toronto, Cape Town, New York JFK, Nairobi and Tokyo.

KLM will operate daily service to Johannesburg using Boeing 747-400 equipment and phasing in from five to seven weekly services to Cape Town, using Boeing 777 equipment.

Flight frequency to Tokyo (Narita) will be increased from six to seven a week with effect from March 2004. These flights will be operated using Boeing 747-400 and 777 equipment.

In February, the number of Boeing 747-400 flights to Beijing will rise from three to four a week. Weekly frequency to St. Maarten will increase from one to three roundtrip flights, of which two will be operated nonstop.

The additional fifth flight frequency introduced this summer to Paramaribo will be maintained by KLM in the new schedule. Flights to the Surinam capital will be operated using Boeing 747-400 equipment on commencement of the winter schedule. Additionally, the recently initiated services to Malabo and Douala will be continued.

Frequency reductions will be implemented as a result of the traditionally lower demand for transportation during winter on flights to Almaty, Beirut, Bonaire/Guayaquil/Quito, Bonaire/Lima, Casablanca, Miami, San Francisco, Teheran and Vancouver.

Europe

Integration of the European KLM cityhopper fleet will facilitate optimal utilization of the Fokker 100, Fokker 70 and Fokker 50 equipment; also resulting in a more efficient operation of the Boeing 737 in various configurations. On balance, this means that the Fokker 100 will be introduced for many continental destinations and that the Fokker 70 and Boeing 737 will be utilized for more destinations in the U.K.

Flights launched in summer to Trondheim in Norway and Thessaloniki in Greece will also be maintained in the winter schedule.

Additionally, the codeshare agreement expanded this summer with Air Europa — delivering Fuerteventura and Arrecife in Spain as new codeshare destinations — will be continued.

For several weeks, two flights less a day will be operated to the cities of Edinburgh and Glasgow. And, during this period of several “quiet” weeks, KLM will lower its daily flight frequency by one to some twenty-six destinations.

The exact flight programs for KLM’s 2003/04 winter schedule are shown at www.klm.com and are included in the reservations systems.

For more information:
KLM Media Relations, Bart Koster, tel. 0031-20 649 45 45.
KLM Photo material: www.presslink.nl/klm

AMS/DR/BK

03/063

Joint Press Release

KLM PLACES ITS OFFICE AUTOMATION WITH IBM

AMSTELVEEN/AMSTERDAM — 20 August 2003. KLM has signed an office automation contract with IBM for the next four years. Having signed on the dotted line, KLM expects to realize savings of approximately € 8 million for the duration of the contract. The contract itself is worth approximately € 40 million. This contract with IBM is an addition to the contract signed with Fujitsu Services in April of this year.

KLM originally adopted a policy of standardizing and sourcing out its office automation in 2001. In line with this policy, as from 1 August 2003 the airline has sourced out half of its office automation to IBM. Besides making the ICT for the desktop environment within KLM more efficient and more structured, it will also reduce the costs of the ICT operation and at the same time there should be fewer problems. The outsourcing is consistent with the airline’s strategy of focusing entirely on its core business. The decision to source the work out to IBM was prompted by an earlier successful collaboration between the two companies. IBM will be managing approximately six to seven thousand workstations.

KLM has had intensive contact with IBM for quite some time in outsourcing the management of its IT. In 1999 the airline appointed IBM to manage the workstation IT of the Cargo Division for a period of four years. Having seen that the collaboration was successful, a few months ago KLM asked IBM to augment the agreement to include the provision of a 24-7 support service for other departments, such as Engineering & Maintenance, both inside and outside the Netherlands. Outside the Netherlands the automation management will be sourced out in phases once several small-scale implementations have been evaluated.

“KLM has taken a huge step towards the implementation of standard work stations, infrastructure and service worldwide. The quality of the service will be improved and there will also be economies of scale,” said Cees Koster, CIO and Director of Information Services.

“We are proud to be able to provide KLM with an international support service, enabling the airline to concentrate entirely on its core business,” said Peter Mous, Director of IBM Global Services.

AMS/DR/PH

Corporate information KLM

Please check internet: www.klm.com

Corporate information IBM

Please check internet: www.ibm.com

For more information:
KLM: KLM Media Relations, Bart Koster, tel. + 31-20 649 45 45.
KLM Photo material: www.presslink.nl/klm.

IBM: Communications/PR IBM Nederland N.V., Ester Riemersma, tel. + 31-20 51 33 505
or via mobile +31 6 51 55 13 32. Email address: ester_riemersma@nl.ibm.com.